Exhibit 99.1

Chartered Semiconductor	880 N. McCarthy Blvd., Ste. 100	60 Woodlands Industrial Park D
Manufacturing Ltd.
(Regn. No.: 198703584-K )	Milpitas, California 95035	Street Two
	Tel: (1) 408.941.1100	Singapore 738406
www.charteredsemi.com	Fax: (1) 408.941.1101	Tel: (65) 6362.2838
Fax: (65) 6362.2938
News Release

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Khor Hwee Eng
(1) 408.941.1185	(65) 6360.1748
tiffanys@charteredsemi.com	khorhe@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR THIRD QUARTER 2006
•	Chartered revenues of $355.3 million in 3Q 2006, up 22.5 percent from 3Q 2005 and down 2.6 percent sequentially. Revenues including Chartered’s share of SMP of $383.1 million, up 21.1 percent from 3Q 2005 and down 2.7 percent sequentially.

•	Net income of $24.4 million, compared to net loss of $34.5 million in 3Q 2005 and net income of $12.3 million in the previous quarter.
SINGAPORE – October 20, 2006 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for third quarter 2006.

“Chartered revenues in third quarter 2006 were up 23 percent and revenues including our share of SMP were up 21 percent compared to the year-ago quarter. Revenues from advanced technologies, 0.13-micron and below, were the highest in our history in dollar terms and accounted for a record 54 percent of our total business base revenues. Revenues from 90 nanometer (nm) alone grew 27 percent sequentially and contributed 29 percent of our total business base revenues. Net income for the quarter was $24 million, significantly better than the previous guidance,” said George Thomas, senior vice president & CFO of Chartered.
Summary of Third Quarter 2006 Performance
•	Revenues were $355.3 million in third quarter 2006, up 22.5 percent from $290.1 million in third quarter 2005. Revenues including Chartered’s share of SMP were $383.1 million, up 21.1 percent from $316.5 million in third quarter 2005, primarily due to significant growth in the computer sector and to a lesser extent in the consumer sector. Sequentially, revenues were down 2.6 percent from $364.8 million in second quarter 2006. Revenues including Chartered’s share of SMP were down 2.7 percent from $393.7 million in second quarter 2006 primarily due to weakness in the consumer sector and to a lesser extent the communications sector, partially offset by strength in the computer sector.

•	Gross profit was $94.3 million, or 26.5 percent of revenues, up from a gross profit of $37.0 million, or 12.8 percent of revenues in the year-ago quarter, primarily due to significantly higher revenues resulting from higher average selling price (ASP) per wafer. Gross profit was up $6.5 million sequentially from $87.9 million, or 24.1 percent of revenues in second quarter 2006, primarily due to richer product mix with higher ASP per wafer and lower depreciation. The depreciation included the impact of re-assessment of projected residual values for eight-inch process equipment used for advanced technologies. This re-assessment will result in lower depreciation over the remaining lives of the equipment. Gross profit for third quarter 2006 included a favorable impact of $4.3 million resulting from this revised estimate.

•	Research and development (R&D) expenses were $42.0 million, compared to $31.7 million in the year-ago quarter and $38.2 million in second quarter 2006, primarily due to higher activities related to the advanced 65nm technology node.

•	Sales and marketing expenses were $14.1 million, up 23.5 percent compared to $11.4 million in the year-ago quarter and up 15.6 percent from $12.2 million in second quarter 2006, primarily due to higher financial support for pre-contract customer prototyping activities.

•	General and administrative (G&A) expenses were $11.4 million, up 21.3 percent compared to $9.4 million in third quarter 2005, primarily due to payroll-related expenses. G&A expenses were $9.9 million in second quarter 2006.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $9.5 million compared to $4.2 million in the year-ago quarter, primarily due to lower depreciation resulting from fully depreciated assets and higher revenues. Compared to the previous quarter, equity in income of SMP was up 20.1 percent from $7.9 million, despite lower revenues, primarily due to lower depreciation resulting from fully depreciated assets.

•	Other income (loss), net, was an income of $10.2 million compared to a loss of $4.4 million in the year-ago quarter and a loss of $7.8 million in the previous quarter, primarily due to changes in fair value of an interest rate swap prior to its designation as a hedging instrument.

•	Net interest expense was $10.8 million, compared to $14.1 million in the year-ago quarter, primarily due to higher interest income resulting from higher interest rates.

•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in a shareholders’ deficit in third quarter 2006, and therefore none of the loss of $4.5 million in the third quarter was allocated to the minority interest. At the end of third quarter 2006, CSP’s shareholders’ deficit was $413.7 million.

•	Net income was $24.4 million, or 6.9 percent of revenues, compared to a net loss of $34.5 million, or negative 11.9 percent of revenues, in the year-ago quarter, and a net income of $12.3 million, or 3.4 percent of revenues, in the previous quarter. Net income in third quarter 2006 included a favorable impact of $4.3 million resulting from the revised depreciation estimates.

•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in third quarter 2006 were $0.09 and $0.01 respectively, compared with basic loss per ADS and basic loss per share of $0.14 and $0.01 respectively in third quarter 2005. Basic earnings per ADS and basic earnings per share in third quarter 2006 included a favorable impact of $0.02 and $0.00 respectively, resulting from the revised depreciation estimates. Basic earnings (loss) per share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and using the weighted-average number of common shares outstanding.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in third quarter 2006 were 307.9 thousand wafers, an increase of 13.7 percent compared to 270.7 thousand wafers in third quarter 2005, and a decrease of 5.8 percent compared to 327.0 thousand wafers shipped in second quarter 2006. Shipments including Chartered’s share of SMP in third quarter 2006 were 337.0 thousand wafers, an increase of 14.2 percent compared to 295.2 thousand wafers in third quarter 2005 and a decrease of 5.2 percent compared to 355.7 thousand wafers in second quarter 2006.
•	ASP was $1,136 per wafer in third quarter 2006, an increase of 4.3 percent compared to $1,089 per wafer in second quarter 2006, primarily due to richer product mix. ASP including Chartered’s share of SMP was $1,120 per wafer in third quarter 2006, an increase of 3.5 percent compared to $1,082 per wafer in second quarter 2006.
Capacity and Utilization
•	Capacity utilization in third quarter 2006 was 74 percent, same as in the year-ago quarter and compared to 82 percent in second quarter 2006. Capacity in third quarter 2006 was up approximately 14 percent compared to third quarter 2005 and up approximately five percent compared to second quarter 2006. Capacity utilization is based on total wafer shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Total wafers shipped	295.2	345.8	349.4	355.7	337.0
Total capacity	401.4	435.9	427.5	436.4	458.2
Utilization	74%	79%	82%	82%	74%
Capacity by Fab

(Thousand 8” equivalent wafers)	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	Est. 4Q 2006
Fab 2	139.2	145.7	142.6	144.1	145.7	145.7
Fab 3	74.2	74.2	69.5	70.3	71.0	71.0
Fab 5 (Chartered’s share)	36.2	35.6	34.3	34.6	35.0	35.0
Fab 6	100.5	112.9	114.5	115.8	117.0	117.0
Fab 7	51.3	67.5	66.6	71.6	89.5	93.0

Total	401.4	435.9	427.5	436.4	458.2	461.7

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Communications	38%	29%	34%	34%	32%
Computer	25%	22%	19%	25%	37%
Consumer	32%	45%	45%	39%	29%
Other (b)	5%	4%	2%	2%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Americas	72%	74%	70%	75%	76%
Europe	10%	9%	12%	9%	10%
Asia-Pacific	11%	11%	15%	14%	13%
Japan	4%	4%	3%	2%	1%
Other (b)	3%	2%	—	—	—

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
0.09 and below	24%	28%	25%	22%	29%
Up to 0.13	17%	20%	25%	28%	25%
Up to 0.15	4%	4%	2%	1%	1%
Up to 0.18	9%	12%	11%	14%	13%
Up to 0.25	10%	6%	9%	9%	8%
Up to 0.35	21%	20%	18%	15%	15%
Above 0.35	12%	8%	10%	11%	9%
Other (b)	3%	2%	—	—	—

Total	100%	100%	100%	100%	100%

(b)	3Q 2005 – 4Q 2005: Includes revenues from services related to generation of customers’ mask sets.

Recent Highlights
•	Chartered, IBM, Infineon and Samsung announced first silicon-functional circuits and the availability of design kits based on their collaboration for 45nm low-power process technology. The development of the design kits incorporates design expertise from all four companies in order to facilitate earlier transition to the new process and to continue to drive single-design, multi-fab manufacturing capability. The 45nm low-power process is expected to be installed and fully qualified at Chartered, IBM and Samsung 300mm fabs by the end of 2007.
CEO Comments
“As we enter the fourth quarter, customers are still working through their inventory situation. With easing oil prices and a more favorable interest rate environment, the upcoming holiday sell-through could be encouraging, leading to further reduction in inventory levels and a rebound in wafer demand in the near future. However, we are mindful that we are heading into a seasonally slow first quarter of 2007 and will continue to be cautious in managing our business,” said Chia Song Hwee, president & CEO of Chartered.
“We remain committed to our growth strategy and the direction of our company remains unchanged. We are seeing good traction with multiple customers at the 65nm node and are engaging with customers on 45nm. As we continue to focus on customer wins and further broadening our leading-edge engagements, it is important that we make structural improvements, even during a difficult market environment, to reduce the breakeven point further. We are not sparing any efforts doing that, as we drive the Company to a path of sustainable profitability and free cash-flow generation,” concluded Chia.
Review and Outlook
“Based on our current outlook, we expect Chartered revenues and revenues including our share of SMP for fourth quarter 2006 to be down approximately five percent, compared to the third quarter,” said Thomas.
“In comparison to the third quarter, we see weakness in the consumer sector primarily due to decline in revenues from video game devices and to a lesser extent in the communications sector, partially offset by strength in the computer sector. We expect a utilization rate of approximately 70 percent for the fourth quarter. Revenues from 0.13-micron and below technologies, including 90nm, are expected to represent approximately 56 percent of our total business base revenues. Revenues from 90nm alone are expected to grow sequentially and contribute approximately 32 percent of our total business base revenues.”
The outlook for fourth quarter 2006 is as follows:

	3Q 2006	4Q 2006 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$355.3M	$338M, ± $6M	Down 3% to Down 7%
Revenues including Chartered’s share of SMP	$383.1M	$365M, ± $7M	Down 3% to Down 7%
ASP (c)	$1,136	$1,125, ± $20	Up 1% to Down 3%
ASP including Chartered’s share of SMP (c)	$1,120	$1,104, ± $25	Up 1% to Down 4%
Utilization	74%	70%, ± 3%	—
Gross profit (loss)	$94.3M	$68M, ± $6M	—
Net income (loss) (d)	$24.4M	$5M, ± $5M	—
Basic earnings (loss) per ADS	$0.09	$0.01, ± $0.02	—

(c)	Eight-inch equivalent wafers.

(d)	Net income includes the negative profit impact from losses attributable to minority interest, which was $2.2 million in third quarter 2006, and is projected to be approximately $5.0 million in fourth quarter 2006.
Webcast Conference Call Today
Chartered will be discussing its third quarter 2006 results and fourth quarter 2006 outlook on a conference call today, October 20, 2006, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, October 19, 2006). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For fourth quarter 2006, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, December 12, 2006, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				4Q 2006
	3Q 2005	2Q 2006	3Q 2006	Guidance
	Actual	Actual	Actual	Midpoint
Revenues (e)	$290.1M	$364.8M	$355.3M	$338M
Chartered’s share of SMP revenues	$26.4M	$28.9M	$27.8M	$27M
Revenues including Chartered’s share of SMP	$316.5M	$393.7M	$383.1M	$365M
ASP (e) (f)	$1,035	$1,089	$1,136	$1,125
ASP of Chartered’s share of SMP revenues (f)	$1,074	$1,004	$954	$900
ASP including Chartered’s share of SMP (f)	$1,039	$1,082	$1,120	$1,104

(e)	Determined in accordance with US GAAP.

(f)	Eight-inch equivalent wafers.

Breakdown by Market Sector
REVENUES (US GAAP) (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Communications	36%	28%	31%	32%	31%
Computer	24%	19%	18%	24%	36%
Consumer	35%	48%	49%	41%	31%
Other (g)	5%	5%	2%	3%	2%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Communications	54%	42%	75%	63%	51%
Computer	37%	51%	22%	32%	43%
Consumer	7%	6%	3%	5%	5%
Other	2%	1%	—	—	1%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Communications	38%	29%	34%	34%	32%
Computer	25%	22%	19%	25%	37%
Consumer	32%	45%	45%	39%	29%
Other (g)	5%	4%	2%	2%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Americas	74%	76%	72%	78%	79%
Europe	9%	8%	12%	8%	9%
Asia-Pacific	11%	11%	13%	13%	11%
Japan	3%	3%	3%	1%	1%
Other (g)	3%	2%	—	—	—

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Americas	43%	49%	45%	37%	39%
Europe	28%	28%	18%	21%	20%
Asia-Pacific	9%	17%	30%	29%	30%
Japan	20%	6%	7%	13%	11%

Total	100%	100%	100%	100%	100%

1

REVENUES INCLUDING CHARTERED’S SHARE OF SMP (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
Americas	72%	74%	70%	75%	76%
Europe	10%	9%	12%	9%	10%
Asia-Pacific	11%	11%	15%	14%	13%
Japan	4%	4%	3%	2%	1%
Other (g)	3%	2%	—	—	—

Total	100%	100%	100%	100%	100%

BREAKDOWN BY TECHNOLOGY (micron)
REVENUES (US GAAP) (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
0.09 and below	26%	31%	27%	24%	31%
Up to 0.13	18%	21%	27%	30%	27%
Up to 0.15	—	—	—	—	—
Up to 0.18	6%	9%	7%	9%	7%
Up to 0.25	11%	7%	9%	9%	9%
Up to 0.35	23%	21%	19%	16%	16%
Above 0.35	13%	9%	11%	12%	10%
Other (g)	3%	2%	—	—	—

Total	100%	100%	100%	100%	100%

CHARTERED’S SHARE OF SMP REVENUES (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
0.09 and below	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	47%	45%	26%	19%	12%
Up to 0.18	43%	40%	56%	75%	80%
Up to 0.25	5%	3%	5%	4%	2%
Up to 0.35	5%	12%	13%	2%	6%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

REVENUES INCLUDING CHARTERED’S SHARE OF SMP (Percentage of Total)

	3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006
0.09 and below	24%	28%	25%	22%	29%
Up to 0.13	17%	20%	25%	28%	25%
Up to 0.15	4%	4%	2%	1%	1%
Up to 0.18	9%	12%	11%	14%	13%
Up to 0.25	10%	6%	9%	9%	8%
Up to 0.35	21%	20%	18%	15%	15%
Above 0.35	12%	8%	10%	11%	9%
Other (g)	3%	2%	—	—	—

Total	100%	100%	100%	100%	100%

(g) 3Q 2005 — 4Q 2005: Includes revenues from services related to generation of customers’ mask sets.

2

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the fourth quarter of 2006; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income or profit and earnings per ADS and the expected growth of wafer shipments and revenue (including Chartered’s share of SMP); our expectation of revenue contribution from 0.13-micron and below technologies including 90nm; the revenue from 90nm as a percentage of our total business base revenues; the estimated capacity by fabs for the fourth quarter 2006; the expectation of customers working through their inventory positions and the upcoming holiday sell through; the commitment to our growth strategy and the direction of our company; our customers engagement at 65nm node and 45nm; making of structural improvements to reduce the breakeven point; driving the company to a path of sustainable profitability and free cash flow generation reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2005 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006
Net revenue	$290,133	$355,331	$665,521	$1,075,391
Cost of revenue	253,129	261,003	637,787	800,810

Gross profit	37,004	94,328	27,734	274,581

Operating expenses:
Research and development	31,709	42,022	86,700	114,339
Sales and marketing	11,388	14,060	32,007	39,988
General and administrative	9,366	11,361	29,340	31,075
Fab start-up costs	—	—	22,697	—
Other operating expense (income)	(173)	16	3,677	(3,751)

Total operating expenses	52,290	67,459	174,421	181,651

Operating income (loss)	(15,286)	26,869	(146,687)	92,930
Equity in income (loss) of SMP	4,229	9,547	(4,027)	27,664
Other income (loss), net	(4,387)	10,203	1,264	(147)
Interest expense, net	(14,062)	(10,770)	(25,089)	(35,306)

Income (loss) before income taxes	(29,506)	35,849	(174,539)	85,141
Income tax expense	5,007	11,419	11,593	23,117

Net income (loss)	(34,513)	24,430	(186,132)	62,024

Less: Accretion to redemption value of convertible redeemable preference shares	795	2,336	795	7,118

Net income (loss) available to ordinary shareholders	$(35,308)	$22,094	$(186,927)	$54,906

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$(0.01)	$0.01	$(0.07)	$0.02
Diluted net earnings (loss) per ordinary share	$(0.01)	$0.01	$(0.07)	$0.02

Basic net earnings (loss) per ADS	$(0.14)	$0.09	$(0.74)	$0.22
Diluted net earnings (loss) per ADS	$(0.14)	$0.08	$(0.74)	$0.19

Number of common shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,511.9	2,535.1	2,510.9	2,525.5
Effect of dilutive options	—	325.3	—	334.6

Diluted net earnings (loss) per ordinary share	2,511.9	2,860.4	2,510.9	2,860,1

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	251.2	253.5	251.1	252.5
Effect of dilutive options	—	32.5	—	33.5

Diluted net earnings (loss) per ADS	251.2	286.0	251.1	286.0

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	As of
	December 31,	September 30,
	2005	2006
		(Unaudited)
ASSETS

Cash and cash equivalents	$819,856	$796,905
Marketable investments	22,467	2,314
Receivables, net	184,897	187,329
Inventories	134,240	166,697
Restricted cash	2,832	42,494
Other current assets	119,284	22,160

Total current assets	1,283,576	1,217,899
Investment in SMP	50,384	49,425
Technology licenses, net	106,612	91,414
Property, plant and equipment, net	2,049,695	2,117,731
Other non-current assets	27,027	41,278

Total assets	$3,517,294	$3,517,747

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$166,681	$216,843
Current installments of long-term debt and capital lease obligations	322,453	77,352
Other current liabilities	244,119	198,316

Total current liabilities	733,253	492,511
Long-term debt and capital lease obligations, excluding current installments	1,169,034	1,329,843
Other non-current liabilities	17,970	20,738

Total liabilities	1,920,257	1,843,092

Convertible redeemable preference shares	250,663	243,816

Shareholders’ equity	1,346,374	1,430,839

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,517,294	$3,517,747

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	For The Nine Months Ended
	September 30,	September 30,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(186,132)	$62,024
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	4,027	(27,664)
Cash dividends received from SMP	6,300	28,631
Depreciation and amortization	375,236	383,965
Foreign currency exchange loss, net	507	2,408
Gain on disposal of property, plant and equipment	(264)	(4,008)
Others, net	1,368	4,844
Changes in assets and liabilities:
Receivables	(38,464)	(7,612)
Inventories	(69,875)	(32,457)
Other current assets	(569)	(8,769)
Payables and other liabilities	126,402	20,163

Net cash provided by operating activities	218,536	421,525

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(525,010)	(374,944)
Payments for technology licenses	(6,015)	(7,422)
Refundable deposits placed with a vendor	—	(15,000)
Refund of deposits placed with a vendor	—	111,656
Proceeds from sale of property, plant and equipment	319	8,852
Proceeds from redemption, maturity and disposal of marketable investments	45,000	20,998
Return of capital from SMP	—	4,133
Increase in restricted cash	(2,832)	(39,662)
Others	631	(540)

Net cash used in investing activities	(487,907)	(291,929)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	1,130,068	492,915
Repayments	(910,172)	(635,010)
Capital lease payments	—	(3,003)
Receipts of customer deposits	80,920	45,183
Refund of customer deposits	(3,267)	(61,321)
Issuance of ordinary shares	1,946	2,182
Issuance of convertible redeemable preference shares	248,069	—
Others	—	5,752

Net cash provided by (used in) financing activities	547,564	(153,302)

Net increase (decrease) in cash and cash equivalents	278,193	(23,706)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(502)	755
Cash and cash equivalents at the beginning of the period	539,399	819,856

Cash and cash equivalents at the end of the period	$817,090	$796,905